Exhibit 1

NXP Semiconductors Announces New Refinancing

Eindhoven, the Netherlands, December 4, 2012 — NXP Semiconductors N.V. (NASDAQ: NXPI) (together with its subsidiaries, “NXP”) announced today that its subsidiary, NXP B.V., launched a transaction seeking commitments for up to US$500 million in new senior secured loans ( the “New Loans”), the proceeds of which would be used to fund NXP B.V.’s currently ongoing offer to purchase up to US$500 million in cash of the U.S. dollar-denominated 9 3/ 4 % Senior Secured Notes due 2018 that NXP B.V. and NXP Funding LLC have outstanding. The New Loans would be drawn as additional loans under NXP’s existing Senior Secured Term Loan Facility dated March 4, 2011 (as amended from time to time). The joint lead arrangers and joint bookrunners on the transaction are Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Bank USA.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or other instruments.

About NXP

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of US$4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

For further press information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

Lieke.de.jong-tops@nxp.com

+31 40 272 5202